

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2024

Stephen Sonne
Chief Legal Officer
Palladyne AI Corp.
650 South 500 West, Suite 150
Salt Lake City, Utah 84101

  Re: Palladyne AI Corp.
    Registration Statement on Form S-1
    Filed November 20, 2024
    File No. 333-283359

Dear Stephen Sonne:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Technology

cc: Michael Nordtvedt